Exhibit 99.1

Acasti Pharma To Present at Upcoming International Industry Conferences

Laval, Québec, CANADA – June 12, 2016 – Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that the company will present at two upcoming industry conferences. CEO Jan D’Alvise will provide a corporate overview and discuss its Phase 3-ready therapeutic, CaPre, at the BIO International Convention partnering forum. In addition, Mr. Laurent Harvey will present the results of the CaPre Phase 1 and Phase 2 studies at the International Academy of Cardiology Annual Scientific Sessions.
BIO International Convention 2017
•	Presenter: Jan D’Alvise, President and Chief Executive Officer
•	Date and Time: June 19, 2017 at 4:30 p.m. PT
•	Location: San Diego Convention Center, Theater 2
International Academy of Cardiology Annual Scientific Sessions 2017
22nd World Congress on Heart Disease
•	Presenter: Laurent Harvey, B. Pharm. M.Sc., Vice President, Clinical and Non-clinical Affairs
•	Date and Time: July 14, 2017 at 4:30 p.m. PT
•	Location: The Hyatt Regency Vancouver, Hall A
“Acasti’s participation in these international conferences reinforces the global interest in our wholly owned CaPre, a potential new treatment for hypertriglyceridemia,” said Jan D’Alvise, Acasti’s president and chief executive officer. “Data to be presented highlights and compares CaPre’s safety and efficacy profile with commercially available omega-3 prescription drugs. Based on the clinical performance seen in our Phase 1 and 2 studies, we believe CaPre has the potential to be a best-in-class omega-3 therapeutic offering superior lipid benefits that may reduce patients’ cardiovascular disease risk.”

About Acasti Pharma
Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The Corporation’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.” Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.com
www.acastipharma.com

Media Contact:
Jessica Dyas
Canale Communications
619-849-5385
jessica@canalecomm.com